UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ITRON, INC.
(Exact name of registrant as specified in its charter)

Washington	000-22418	91-1011792
(State of Incorporation)	Commission File Number	(I.R.S. Employer Identification Number)

2111 N Molter Road, Liberty Lake, Washington	99019
(Address of principal executive offices)	(Zip Code)

John W. Holleran	(509) 924-9900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Itron, Inc. (Itron) evaluated its current product lines and determined that it manufactures certain products that contain tin, tungsten, tantalum, or gold (collectively, conflict minerals). Itron is filing this form along with a Conflict Minerals Report to disclose the process it used to determine the source of the conflict minerals utilized in the manufacture of its products.

Item 1.02 Exhibit

A copy of Itron, Inc.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.itron.com under the Investors link. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Section 2 – Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ITRON, INC.

June 2, 2014	By:	/s/ John W. Holleran
Date		John W. Holleran
Executive Vice President and COO

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